     As filed with the Securities and Exchange Commission on May 17, 2002.
                                                     Registration No. 333-86024

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                   FORM F-8
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                              BRASCAN CORPORATION
            (Exact name of registrant as specified in its charter)

  Province of Ontario,
         Canada           1121, 1031, 1061, 1311, 1321, 2421, 4939, 6311       Not Applicable
   (Province or other
     jurisdiction of
    incorporation or               (Primary Standard Industrial                 (I.R.S. Employer
      organization)                Classification Code Numbers)            Identification Number)

                          181 Bay Street, Suite 4400
                                 P.O. Box 762
                           Toronto, Ontario M5J 2T3
                                (416) 363-9491
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                             Andrew J. Beck, Esq.
                                   Torys LLP
                                237 Park Avenue
                         New York, New York 10017-3142
                                (212) 880-6000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                                  Copies to:
                             Edwin Nordholm, Esq.
                                   Torys LLP
                        Suite 3000, Maritime Life Tower
                            Toronto Dominion Centre
                            Toronto, Canada M5K 1N2
                                (416) 865-0040

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

                               ---------------

   This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. [_]

   If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

                                    PART I

        INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.Home Jurisdiction Documents

     * Offer and Circular dated April 11, 2002, including Letter of Transmittal and Notice of Guaranteed Delivery (attached as Exhibits
        3.2 and 3.3 to this Registration Statement).
     Notice of Extension, dated May 17, 2002.

Item 2.Informational Legends

     See the inside cover page of the Offer and Circular dated April 11, 2002 (previously filed).

Item 3.Incorporation of Certain Information by Reference

     See "Documents Incorporated by Reference Regarding Brascan" in the Offer and Circular dated April 11, 2002 (previously filed).

Item 4.List of Documents Filed with the Commission

     See "Documents Filed as Part of the U.S. Registration Statement" in the Offer and Circular dated April 11, 2002 (previously filed).

     A Notice of Extension, dated May 17, 2002, is being filed with the Commission as part of this Post-Effective Amendment No. 1 to the Registration Statement on Form F-8, which was filed with the Commission on April 11, 2002.

-------
* Previously filed.

 This document is important and requires your immediate attention. It should be read in conjunction with the Offer and Offering Circular of Brascan Corporation dated April 11, 2002. If you are in doubt as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities commission or similar authority in Canada or the United States has in any way passed upon the merits of securities offered hereunder and any representation to the contrary is an offence.

                              NOTICE OF EXTENSION

                                       by

                              BRASCAN CORPORATION

                               in respect of its

                               OFFER TO PURCHASE

     all of the outstanding Class A Shares and Class B Non-Voting Shares of

                          TRILON FINANCIAL CORPORATION

   The Offer has been extended until 11:59 p.m. (local time) on May 31, 2002 unless withdrawn or extended.

 On May 16, 2002, by notice to CIBC Mellon Trust Company (the "Depositary"), Brascan Corporation ("Brascan") varied its offer to purchase (the "Offer") all of the outstanding Class A Shares and Class B Non-Voting Shares (the "Trilon Shares") of Trilon Financial Corporation ("Trilon") by extending the expiry date of the Offer, so that the Offer is now open for acceptance until 11:59 p.m. (local time) on May 31, 2002, unless withdrawn or extended. Subject to the foregoing, all terms and conditions of the Offer remain the same. Consequential amendments in accordance with the foregoing are deemed to be made to the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery accompanying the Original Offer.

 As of 11:59 p.m. (local time) on May 16, 2002 (the "Original Expiry Time"), all the conditions of the Offer, including the Minimum Condition, were satisfied. As required by applicable securities legislation, in order to extend the Offer, Brascan has taken up and paid for all Trilon Shares tendered to the Offer and not withdrawn prior to the Original Expiry Time. As a result, Brascan has acquired over 90% of the Class A Shares not owned by Brascan or its affiliates.

 Shareholders of Trilon who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on green paper) that accompanied the Original Offer or a manually signed facsimile thereof and deposit it, together with certificates representing their Trilon Shares, in accordance with the instructions in the Letter of Transmittal. A shareholder of Trilon who wishes to deposit Trilon Shares and whose share certificates for such Shares are not readily available should complete and execute the Notice of Guaranteed Delivery that accompanied the Original Offer (printed on blue paper) or a manually signed facsimile thereof and deposit it in compliance with the procedure for guaranteed delivery set forth under Section 3 of the Original Offer, "How to Tender Trilon Shares to the Offer", prior to 11:59 p.m. (local time) on May 31, 2002. Subject to the terms and conditions of the Offer, Brascan will take up and pay for the additional Trilon Shares deposited under the Offer on, or as soon as practicable after, May 31, 2002.

 Questions and requests for assistance may be directed to the CIBC Mellon Trust Company (the "Depositary") and additional copies of this document, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at their respective offices and phone numbers shown on the last page of this document. Persons whose Trilon Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.

 May 17, 2002

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders of Trilon in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Brascan or its agents may, in Brascan's sole discretion, take such action as it may deem necessary to extend the Offer to shareholders of Trilon in such jurisdiction.

                       INFORMATION FOR U.S. SHAREHOLDERS

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this document in accordance with the disclosure requirements of its home country. Shareholders should be aware that such requirements are different from those of the United States. The financial statements included or incorporated herein, if any, have been prepared in accordance with foreign generally accepted accounting principles, and may be subject to foreign auditing and auditor independence standards, and, thus, may not be comparable to financial statements of United States companies.

Shareholders of Trilon should be aware that acquisition of the Brascan Shares and Brascan Non-Cumulative Class A Preference Shares, Series 11 described herein may have tax consequences both in the United States and in the home country of Brascan. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that each of Trilon and Brascan is formed under the laws of Ontario, that some or all of their directors and officers may be residents of Canada, that some or all of the experts named in the Offer or Circular may be residents of Canada, and that all or a substantial portion of the assets of said persons may be located outside the United States.

THE SECURITIES OFFERED HEREUNDER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, while the Offer is outstanding, Brascan or its affiliates, directly or indirectly, may bid for and make purchases of Trilon Shares or other securities as permitted by applicable laws or regulations of Canada or its provinces or territories.

Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at any of its offices listed on the last page of this document.

All dollar references in this document or in the Offer and Circular are in Canadian dollars, except as otherwise indicated.

                              BRASCAN CORPORATION
                     Suite 4440, BCE Place, 181 Bay Street
                           Toronto, Ontario, M5J 2T3

                              NOTICE OF EXTENSION

                                                                   May 17, 2002

TO: THE HOLDERS OF CLASS A SHARES AND CLASS B NON-VOTING SHARES OF TRILON FINANCIAL CORPORATION

   By notice to the Depositary on May 16, 2002, Brascan Corporation ("Brascan") extended its offer dated April 11, 2002, pursuant to which Brascan is offering to purchase all of the outstanding Class A Shares and Class B Non-Voting Shares (the "Trilon Shares") of Trilon Financial Corporation ("Trilon"). The offer for the Trilon Shares dated April 11, 2002 is referred to as the "Original Offer". The circular which accompanied the Original Offer is referred to as the "Circular". The Original Offer and the Circular, all as extended by this Notice of Extension, are referred to as the "Offer".

   Except as otherwise set forth in this Notice of Extension, the information, terms and conditions contained in the Original Offer and Circular continue to be applicable in all respects and this Notice of Extension should be read in conjunction therewith. Unless the context otherwise requires, terms denoted by initial capital letters and not defined herein have the respective meaning set forth in the Original Offer and the Circular.

1.Extension of the Offer

   Brascan has extended the Expiry Time of the Offer from 11:59 p.m. (local time) on May 16, 2002 to 11:59 p.m. (local time) on May 31, 2002, or until such later time and date to which this Offer may be extended from time to time pursuant to Section 5 of the Original Offer, "Extension and Variation of the Offer", unless otherwise withdrawn by Brascan. The definition of "Expiry Time" in the Original Offer shall be deemed to have been modified to read in full as follows:

  "Expiry Time" means 11:59 p.m. (local time) on May 31, 2002, or such later time and date as may be fixed by Brascan from time to time pursuant to
  Section 5 of the Offer.

2.Procedure for Depositing Shares

   The procedure for depositing Trilon Shares is described in Section 3 of the Original Offer, "How to Tender Trilon Shares to the Offer."

3.Withdrawal of Deposited Shares

   Shareholders tendering to the Offer after May 16, 2002 have the right to withdraw their deposited Trilon Shares as set out in Section 8 of the Original Offer, "Withdrawal of Deposited Trilon Shares". The withdrawal of deposited Trilon Shares by or on behalf of a Shareholder tendering to the Offer after May 16, 2002 must be effected as set out in Section 8 of the Original Offer.

4.Extension and/or Variation of the Offer

   Brascan reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance, to extend the Expiry Time of the Offer and/or to further vary the terms of the Offer by giving written notice of such extension and/or variation to the Depositary at its principal office in Toronto, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in
Section 10 of the Original Offer, "Notice and Delivery", to all Shareholders whose Trilon Shares have not been taken up prior to the extension and/or variation. Brascan shall, as soon as possible after giving notice of an extension and/or variation to the Depositary, make a public announcement of the extension and/or variation and provide a copy of the notice thereof to the TSE. Any notice of an extension and/or variation will be deemed to have been given and to be effective on the day on which and at the time at which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

   In the event of any variation, all Trilon Shares previously deposited and not taken up or withdrawn will remain subject to the Offer. An extension and/or variation of the Offer does not constitute a waiver by Brascan of its rights under Section 4 of the Original Offer, "Conditions of the Offer".

5.Amendments to the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery

   The Original Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be amended as necessary to reflect the amendments made by this Notice of Extension.

6.Statutory Rights

   Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                           APPROVAL AND CERTIFICATE

   The contents of the Original Offer, the Circular and this Notice of Extension have been approved, and the sending, communication or delivery thereof to the shareholders of Trilon Financial Corporation has been authorized by, the board of directors of Brascan Corporation. The foregoing contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing do not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.

DATED: May 17, 2002

        (Signed) J. Bruce Flatt               (Signed) Brian D. Lawson
 President and Chief Executive Officer   Executive Vice President and Chief
                                                  Financial Officer

                      On behalf of the Board of Directors

       (Signed) Jack L. Cockwell             (Signed) Saul Shulman, Q.C.
               Director                               Director

           The Depositary for the Offer is CIBC Mellon Trust Company

                           Offices of the Depositary
                           Telephone: (416) 643-5500
                           Toll-Free: 1-800-387-0825
                              Inquiries by email:
                            inquiries@cibcmellon.com

                                    Toronto:

                 By Mail:                    By Hand or Courier:


              P.O. Box 1036                     199 Bay Street
          Adelaide Street Postal             Commerce Court West
                 Station                       Securities Level
               Toronto, ON                       Toronto, ON
                 M5C 2K4                           M5L 1G9

                Montreal:                          Calgary:


        By Mail, Hand or Courier:         By Mail, Hand or Courier:


          2001 University Street              600 The Dome Tower
                 Floor 16                   333 - 7th Avenue S.W.
               Montreal, PQ                        Floor 6
                 H3A 2A6                         Calgary, AB
                                                   T2P 2Z1

                                   Vancouver:

                           By Mail, Hand or Courier:

                           1066 West Hastings Street
                                   Suite 1600
                                 Vancouver, BC
                                    V6E 3X1



Any questions and requests for assistance may be directed by Shareholders to the Depositary at the telephone numbers and locations set out above.

                                    PART II

                        INFORMATION NOT REQUIRED TO BE
                      DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

   Under the Business Corporations Act (Ontario), Brascan Corporation (the "Registrant") may indemnify a present or former director or officer or a person who acts or acted at the Registrant's request as a director or officer of another body corporate of which such Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such other body corporate, as the case may be, provided that such person acted honestly and in good faith with a view to the best interests of the Registrant and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the Registrant or such other body corporate, as the case may be, to procure a judgment in its favor only with court approval. A director or officer referred to above is entitled to indemnification from the Registrant as a matter of right if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set forth above.

   In accordance with the Business Corporations Act (Ontario), the board of directors of the Registrant approved a resolution (the "Resolution") dated August 1, 1997 providing for the following:

  (i) the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such body corporate (except in respect of an action by or on behalf of the Registrant or such body corporate to procure a judgment in its favor), if,

    (a) he or she acted honestly and in good faith with a view to the best interests of the Registrant, and

    (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful;

  (ii) the Registrant shall, with the prior approval of the court having jurisdiction, indemnify a person referred to in (i) above in respect of an action by or on behalf of the Registrant or such body corporate to procure a judgment in its favor, to which he or she is made a party by reason of being or having been a director or an officer of the Registrant or such body corporate against all costs, charges and expenses reasonably incurred by him or her in connection with such action if he or she fulfills the conditions set out in paragraphs (i)(a) and (b) above; and

  (iii) notwithstanding anything in (i) and (ii) above, a person referred to in (i) above shall be indemnified by the Registrant in respect of all costs, charges and expenses reasonably incurred by him or her in connection with the defense of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or body corporate, if the person seeking indemnity,

    (a) was substantially successful on the merits in his or her defense of the action or proceeding, and

    (b) fulfills the conditions set out in paragraphs (i)(a) and (b) above.

Nothing in the by-laws or resolutions of the Registrant limits the right of any person entitled to claim indemnity apart from the indemnity provided pursuant to the Resolution.

   The Registrant maintains a policy of directors' and officers' liability insurance, under which, the Registrant and certain of its associated companies (collectively, the "Organization") is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Organization. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The cost of such insurance is borne by the Organization.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

The following exhibits have been filed as part of this Registration Statement.

 Exhibit
 Number  Description
 ------- -----------
 *3.1    Letter to Shareholders of Trilon Financial Corporation dated April 8,
         2002 from the President and Chief Executive Officer of the Registrant.

 *3.2 Letter of Transmittal and Election Form to be completed by registered holders of shares of Trilon Financial Corporation.

 *3.3    Notice of Guaranteed Delivery and Election Form.

 *3.4    Directors' Circular prepared by the board of directors of Trilon
         Financial Corporation dated April 11, 2002.

 *3.5    Valuation and Fairness Opinion of TD Securities Inc. to the
         Independent Committee as to the fair market value of the Trilon Shares and the opinion of TD Securities Inc. as to whether the consideration to be received in the Offer is fair, from a financial point of view, to the shareholders of Trilon Financial Corporation other than Brascan
         Corporation and its affiliates dated as of April 9, 2002 (included as Schedule A to Exhibit 3.4 to this Registration Statement).

 *3.6    Management Information Circular of Brascan Corporation dated February
         28, 2002 in connection with the 2002 Annual Meeting of Shareholders, other than the sections entitled "Report of the Management Resources and Compensation Committee", "Performance Graph" and "Corporate
         Governance."

 *3.7    Annual Information Form of Brascan Corporation dated May 15, 2001
         (incorporated herein by reference to the Registrant's annual report on Form 40-F/A dated May 21, 2001, file no. 033-97038).

 *3.8 Management's Discussion and Analysis of the financial results of Brascan Corporation for the fiscal year ended December 31, 2001, included as pages 17 through 44 of the 2001 Annual Report of Brascan
         Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F filed April 3, 2002, file no. 033-97038).

 *3.9    Audited Comparative Consolidated Financial Statements of Brascan
         Corporation and the notes thereto for the fiscal year ended December
         31, 2001, together with the report of the auditors thereon, included as pages 45 through 67 of the 2001 Annual Report of Brascan
         Corporation (incorporated herein by reference to the Registrant's annual report on Form 40-F filed April 3, 2002, file no. 033-97038).

 *4.1    Consent of Torys LLP (included in Part I of this Registration
         Statement).

 *4.2 Consent of TD Securities Inc. (included in Part I of this Registration
      Statement).

 *4.3 Consent of Deloitte & Touche LLP (included in Part I of this Registration
      Statement).

 *5.1 Powers of Attorney (set forth on the signature pages of this Registration
      Statement).

 *5.2 Form F-X (incorporated herein by reference to the Registrant's appointment of agent for service of process and undertaking on Form F-X filed November 26, 2001, file no. 333-14130).

--------
*Previously filed.

                                   PART III
                UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertakings.

  (a) Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the U.S. Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Registration Statement on Form F-8 or to transactions in said securities.

  (b) Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Registration Statement on Form F-8.

Item 2. Consent to Service of Process.

   Registrant has filed with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

                                     III-1

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada on the 17th day of May, 2002.

                                       BRASCAN CORPORATION

                                       By:         /s/ Alan V. Dean
                                          --------------------------------
                                          Name: Alan V. Dean
                                          Title: Senior Vice President and
                                          Secretary

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                                Date
---------                    -----                                ----
*-------------------------   President and Chief Executive        May 17, 2002
J. Bruce Flatt               Officer and Director (Principal
                             Executive Officer)

    /s/ Brian D. Lawson      Executive Vice-President and Chief   May 17, 2002
---------------------------  Financial Officer (Principal
Brian D. Lawson              Financial Officer)

*--------------------------  Vice-President, Finance (Principal
Craig J. Laurie              Accounting Officer)                  May 17, 2002

*--------------------------  Director                             May 17, 2002
Roberto P. Cezar de Andrade
*--------------------------  Director                             May 17, 2002
Lord Black of Crossharbour
---------------------------  Director                             May   , 2002
James J. Blanchard

*---------------------------  Co-Chairman and Director             May 17, 2002
Jack L. Cockwell
----------------------------  Director                             May   , 2002
John P. Curtin, Jr.
*---------------------------  Director                             May 17, 2002
The Honourable J. Trevor
Eyton, O.C.
*---------------------------  Director                             May 17, 2002
Julia E. Foster
*---------------------------  Director                             May 17, 2002
James K. Gray, O.C.
*---------------------------  Director                             May 17, 2002
Lynda C. Hamilton
*---------------------------  Chairman and Director                May 17, 2002
Robert J. Harding, FCA
*---------------------------  Director                             May 17, 2002
David W. Kerr
*---------------------------  Director                             May 17, 2002
Allen T. Lambert, O.C.
*---------------------------  Director                             May 17, 2002
Philip B. Lind
*---------------------------  Director                             May 17, 2002
The Honourable Roy MacLaren,
P.C.
*---------------------------  Director                             May 17, 2002
Saul Shulman, Q.C.
----------------------------  Director                             May   , 2002
George S. Taylor

* By:    /s/ Brian D. Lawson
     -----------------------
  Name: Brian D. Lawson
  Title: Attorney-in-fact

                           AUTHORIZED REPRESENTATIVE

   Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the Authorized Representative has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Brascan Corporation in the United States, on May 17, 2002.

                                       TORYS LLP
                                       (Authorized Representative)

                                       By: /s/ Andrew J. Beck
                                           ---------------------------------
                                           Andrew J. Beck
                                           Partner